[Letterhead of Weil, Gotshal & Manges LLP]

October 15, 2007

Ms. Jeanne Baker

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnergySolutions, Inc.
Registration Statement on Form S-1 (No. 333-141645)

Dear Ms. Baker:

Thank you for your call last week regarding the Registration Statement on Form S-1 (No. 333-141645) of EnergySolutions, Inc. Further to our conversation, attached is a memorandum from EnergySolutions responding to the question you asked. Please do not hesitate to call me at (212) 310-8316 if you have any further questions regarding this response.

Very truly yours,

/s/ Boris Dolgonos

Boris Dolgonos

cc:	Val John Christensen
(EnergySolutions, Inc.)

Kris F. Heinzelman
(Cravath, Swaine & Moore LLP)

M E M O R A N D U M

October 15, 2007

Re:	EnergySolutions, Inc.
Registration Statement on Form S-1 (No. 333-141645)

It is our understanding that after reviewing the Duratek valuation report and noting the discussion on page 19 regarding the efforts of Waste Control Specialists (“WCS”) to open a competing site, you have inquired as to why a permit is so expensive for WCS to acquire, when it only would cost us $33.7 million.

The discussion on page 19 of the Duratek valuation report states that WCS filed a license application in September 2004 for a commercial and federal LLRW disposal facility. WCS was estimated to have spent over $190 million on this project. This site could be open as early as 2008; however, the application incorporates restrictive and costly requirements with regard to the design and operation of the facility that will limit the viability of the facility for disposal of commercial waste.

It should be noted that the report states “on this project” rather than “for its permits and licenses.” It is our understanding that the estimated $190 million that WCS has spent on its radioactive waste disposal facility includes more than the costs to obtain its permits and licenses. We believe that this cost estimate includes all of the costs associated with the disposal facility, including costs to acquire the land and make improvements to the land, costs to build infrastructure, cost of capital assets needed to build and operate the facility, lobbying and legal fees, costs of obtaining environmental impact and other regulatory studies, as well as costs to obtain licenses and permits. Typically, the capital expenditures related to the construction of a disposal facility make up the majority of the expenditures. It is our understanding that the statement in the valuation was not meant to imply that the permitting and licensing costs are $190 million.

Additionally, the licensing, permitting, construction, environmental, regulatory and other costs are drastically different from one company to the next because of political, regulatory and environmental factors. We believe the following factors contributed to the estimated $190 million spent by WCS in pursuing their waste disposal facility:

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Disposal cell construction costs – WCS’s radioactive disposal cell is approximately 80 feet underground, which requires a significantly higher construction cost than Envirocare’s above-ground facility.

•	Facility improvement costs – WCS has incurred significant capital improvement costs constructing 10 miles of rail to their facility, an unloading dock and the buildings necessary to operate the facility. In contrast, the Department of Energy and the State of Utah had built rail and road access to our Clive facility.
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Lobbying costs – Prior to 2003, a Texas law prohibited a commercial radioactive disposal facility in the state. WCS began pursuing a commercial radioactive disposal facility in 1995 and spent approximately 8 years lobbying the Texas legislature to change the law. There was no similar law in Utah when Envirocare received its license. Therefore, Envirocare incurred significantly lower lobbying costs.

•

Legal costs – Because WCS was unsuccessful in 1995 and 1996 in its attempt to change the Texas law, they sent an unsolicited proposal to the DOE to become a DOE-approved radioactive waste disposal facility. The DOE rejected the proposal and WCS unsuccessfully sued the DOE. We believe the legal fees associated with this unsuccessful lawsuit have been significant. Further, because of the extended length of time that WCS pursued a radioactive disposal facility, we believe that they have incurred significant additional legal fees.

•

Environmental expenses – Typically environmental impact studies are required prior to the licensing and permitting of a facility. WCS was required to expend significant resources to conduct these studies, whereas Envirocare was able to rely on environmental studies that the Department of Energy and the State of Utah had conducted in our location. Moreover, the WCS facility is located on the Ogallala aquifer, which is the major source of drinking water for 8 western states. We believe that WCS’s environmental impact studies would have been much more comprehensive and expensive compared to other disposal sites. In contrast, the Envirocare facility in Clive, Utah is located on an aquifer that is so salty that it is unusable even for irrigation.

•

Licensing and permitting costs – Texas law requires separate licenses for the disposal of commercial and governmental waste. Utah law requires a single license, and our facility in Clive accepts both commercial and government waste in the same cell.

For the foregoing reasons, we do not believe the estimated $190 million spent by WCS to pursue a radioactive disposal facility is comparable to our valuation of $33.7 million for Envirocare’s permits and licenses.

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